      As filed with the Securities and Exchange Commission on May 21, 1999
                                                    Registration No. 333-______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                             -----------------------

                               WORLD ACCESS, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                 58-2398004
(State or other jurisdiction of                   (I.R.S. Employer
 incorporation or organization)                   Identification No.)

                            945 EAST PACES FERRY ROAD
                                   SUITE 2200
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                                 MARK A. GERGEL
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               WORLD ACCESS, INC.
                            945 EAST PACES FERRY ROAD
                                   SUITE 2200
                             ATLANTA, GEORGIA 30326
                                 (404) 231-2025
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                             -----------------------

                          Copies of Communications to:
                          LEONARD A. SILVERSTEIN, ESQ.
                           LONG ALDRIDGE & NORMAN LLP
                            5300 ONE PEACHTREE CENTER
                              303 PEACHTREE STREET
                           ATLANTA, GEORGIA 30308-3201
                                 (404) 527-4000

                             -----------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE



           Title of shares                  Amount             Proposed                Proposed            Amount of
                to be                        to be              maximum                 maximum           registration
              registered                  registered        offering price        aggregate offering        fee (1)
                                                              per share (1)            price (1)
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                393,060             $11.469               $4,508,005            $1,253.23
per share


(1) Pursuant to Rule 457(c), the proposed offering price and registration fee are based upon the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on May 19, 1999.

                              ---------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         The information in this prospectus is not complete and may be changed. This prospectus is part of a registration statement filed with the Securities and Exchange Commission. The selling security holders may not sell these securities until the statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities.


PROSPECTUS


                            [LOGO] WORLD ACCESS, INC.

                      393,060 SHARES OF WORLD ACCESS, INC.
                                  COMMON STOCK
                     --------------------------------------

                                  TERMS OF SALE

         This prospectus relates to the resale by their holders of shares of common stock of World Access, Inc. The holders of these shares may offer and sell them from time to time pursuant to this prospectus through registered broker dealers on the Nasdaq National Market or such other national securities exchange or automated interdealer quotation system on which shares of common stock are then listed at market prices prevailing at the time of the sale, through privately negotiated transactions or through other methods described in this prospectus. The broker dealers may receive compensation in the form of commissions or otherwise in such amounts as may be negotiated between the selling stockholders and the broker dealers. As of the date of this prospectus, no agreements have been reached for the resale of shares of common stock under this prospectus or the amount of any compensation to be paid to broker dealers in connection therewith.

         World Access will pay the expenses of registering the shares of common stock offered by this prospectus, including the fees of counsel to World Access, and the selling stockholders will bear the expenses of selling the shares, including commissions, concessions or discounts to broker dealers, and fees and expenses of counsel or other advisors to the selling stockholders. To the extent any of the shares of common stock offered by this prospectus remain unsold upon the termination of this offering, it is anticipated that the selling stockholders will be eligible to resell these shares pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

         The common stock is listed on the Nasdaq National Market under the trading symbol "WAXS."

                               -------------------

         THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                               ------------------


         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------








               Subject to completion, dated _____________, 1999.

                                TABLE OF CONTENTS


                                                                                                               Page
                                                                                                               ----
PROSPECTUS SUMMARY................................................................................................3

RISK FACTORS......................................................................................................3

         Risk Factors Related to Us...............................................................................4

         Risk Factors Related to Our Equipment Group..............................................................9

         Risk Factors Related to Our Telecommunications Group....................................................11

USE OF PROCEEDS..................................................................................................19

SELLING STOCKHOLDERS.............................................................................................19

PLAN OF DISTRIBUTION.............................................................................................20

LEGAL MATTERS....................................................................................................22

EXPERTS  ........................................................................................................22

WHERE YOU CAN FIND MORE INFORMATION..............................................................................22

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................23

                               PROSPECTUS SUMMARY

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE WORDS "WE," "OUR," AND "US" REFER TO WORLD ACCESS, INC. AND OUR WHOLLY-OWNED SUBSIDIARIES.

WORLD ACCESS, INC.

     We provide international long distance voice and data services and proprietary network equipment to the global telecommunications markets. Our World Access Telecommunications Group provides wholesale international long distance service to over 200 foreign countries through a combination of our own international network facilities, various international termination relationships and resale arrangements with other international long distance service providers. Our World Access Equipment Group develops, manufactures and markets digital switches, billing and network telemanagement systems, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, digital microwave radio systems and other telecommunications network products.

THE COMMON STOCK

     Securities Offered. 393,060 shares of common stock of World Access offered for resale for the account of the holders of the common stock.

     Trading. The common stock trades on the Nasdaq National Market under the symbol "WAXS."

USE OF PROCEEDS.

     We will not receive any proceeds from the sale of the shares. Rather, all proceeds will be payable to the selling stockholders, less any compensation payable by the selling stockholders to broker dealers in the form of commissions or otherwise.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain certain information regarding our plans and strategies that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus or in the documents incorporated by reference, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar terms and/or expressions are intended to identify forward-looking statements. These statements reflect our assessment of a number of risks and uncertainties and our actual results could differ materially from the results anticipated in these forward-looking statements. For a discussion of the important factors that could cause our actual results to differ materially from our forward-looking statements, see Risk Factors. Any forward-looking statement speaks only as of the date of this prospectus or the documents incorporated by reference, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of an unanticipated event.

                                  RISK FACTORS

     You should carefully consider the following factors, in addition to the other information contained in this prospectus, in evaluating an investment in the common stock.

RISK FACTORS RELATED TO US

     Our Inability to Identify and Implement Acquisitions Could Adversely Affect Our Rate of Revenue Growth. An element of our strategy for the future is expansion through the acquisition of companies that complement or expand our existing business. We do not currently have any commitments or agreements with respect to any acquisitions. We may be unable to identify suitable acquisition candidates at prices acceptable to us, and we may not have adequate resources to consummate desired acquisitions. If we are unable to make acquisitions, we may not meet our growth expectations and our business, financial condition and results of operations could be materially and adversely affected.

     Our Inability to Integrate Acquired Companies Profitably Could Adversely Affect Our Financial and Operational Results. Even though we may acquire additional companies in the future, we may be unable to successfully integrate the acquired businesses, personnel and products. If we are unable to successfully integrate acquired businesses, we may not be able to realize anticipated economic, operational and other benefits in a timely manner and we may incur substantial costs and delays or other operational, technical or financial problems. In addition, the failure to successfully integrate acquisitions may divert management's attention from our existing business and may damage our relationships with our key customers and employees.

     Future Acquisitions May Decrease Our Stockholders' Percentage Ownership in World Access and Require Us to Incur Additional Debt and Amortization Expense. We may issue equity securities in future acquisitions that could be dilutive to our shareholders. We also may incur additional debt and amortization expense related to goodwill and other intangible assets in future acquisitions. This additional debt and amortization expense may reduce significantly our profitability and materially adversely affect our business, financial condition and results of operations.

     Restrictions under Our Credit Facility May Require Us to Make Business Decisions That are Adverse to Our Long Term Interests and the Interests of Our Stockholders. We have, through our wholly owned subsidiaries World Access Holdings, Inc. and Telco Systems, Inc., entered into a $75.0 million revolving line of credit facility dated December 30, 1998 with a syndicate of banks. As of the date of this prospectus, we have no borrowings outstanding under this credit facility. However, restrictions under our credit facility may require us to make business decisions that are adverse to our long term interests and to the interests of the holders of our common stock, including the holders of the shares purchased pursuant to this prospectus. For example, we generally must obtain the lender's consent and sometimes prepay a portion of the outstanding debt under the credit facility before we can issue equity, enter into acquisitions for cash or securities, dispose of our assets or incur additional debt. We must also maintain various margins, operating ratios and financial thresholds.

     Upon a default under our credit facility, the lenders may require us to immediately repay the entire amount outstanding under the credit facility. If we cannot repay these borrowings, we may need to seek the protection of the federal bankruptcy laws to continue operating our business. Even if we were able to repay all amounts owed under the credit facility, our business, financial condition and results of operations would be materially adversely affected due to the resulting loss in liquidity. In addition, in the event of a default under the credit facility that we do not cure, the lenders could foreclose on the collateral securing our obligations, which would result in the lenders owning and having effective control over our operations.

     As a Holding Company, Our Liquidity Could be Adversely Affected if Our Subsidiaries Are Unable to Distribute Money to Us. As a holding company without significant income from operations, we are dependent upon the income from our operating subsidiaries to meet our operating expenses. If our operating subsidiaries are unable to pay dividends or otherwise distribute amounts to us sufficient to cover our operating expenses, then we may be subject to liquidity problems, even if, on a consolidated basis, our operating subsidiaries are profitable.

     Our Rapid Growth Has Placed Significant Demands on Our Management and Financial Resources. Our rapid growth from recent acquisitions and the expansion of our operations has placed significant demands on our resources. To successfully manage our growth, we will need to continue to improve our operational, financial and management information systems and to motivate and effectively manage our employees. If our management is unable to manage our growth effectively, the quality of our products and services, our ability to retain key personnel and our business, financial condition and results of operations could be materially adversely affected.

     We May Not Be Able to Compete Successfully With Other Telecommunications Firms. The segments of the telecommunications industry in which we operate are intensely competitive. Many of the long distance providers and telecommunications equipment manufacturers with whom we compete have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than we. We are uncertain whether we can continue to compete successfully with our competitors.

     Significant Variance in Our Quarterly Operating Results Could Adversely Affect the Price of Our Common Stock . In future quarters, our results of operations may fail to meet the expectations of market analysts and investors, which may adversely affect the price of our common stock. Our quarterly operating results have varied significantly in the past and are expected to do so in the future.

     As we increase the number of telecommunications products we offer, our future quarterly operating results may vary significantly depending on factors such as the following:

-        the timing and shipment of significant orders;

-        new product and service introductions by us and our competitors;

- market acceptance of new and enhanced versions of our products and services;

-        changes in pricing policies by us and our competitors;

-        the availability of new technologies;

-        the mix of distribution channels through which our products are sold;

- the inability to obtain sufficient supplies of sole or limited source components for our products;

-        gains or losses of significant customers;

-        the timing of customers' upgrade and expansion programs;

-        changes in the level of operating expenses;

-        the timing of acquisitions;

-        seasonality; and

-        general economic conditions.

     In response to competitive pressures or new product and service introductions, we may take certain pricing or marketing actions that could materially adversely affect our quarterly operating results.

     We base our expense levels, in part, on our expectations of future sales. If future sales levels are below expectations, then we may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected sales shortfall.

     Accordingly, we believe that you should not rely upon period-to-period comparisons of our operating results as an indication of our future performance. In addition, the operating results of any quarterly period are not indicative of results that you should expect for a full fiscal year. Historically, we have generated a disproportionate amount of our operating revenues toward the end of each quarter, making precise prediction of revenues and earnings particularly difficult and resulting in risk of variance of actual results from those forecast at any time.

     Delays and Costs Incurred in Achieving Compliance with Government Regulations and Evolving Industry Standards Could Adversely Affect Our Revenues. Our products' failure to comply with the various existing and evolving regulations and industry standards or the delays and costs incurred in achieving compliance with such regulations and standards could have a material adverse effect on our business, financial condition and results of operations. Our products must meet a significant number of voice and data communications regulations and standards, some of which are evolving as new technologies are deployed. In the United States, these products and services must comply with various regulations promulgated by the Federal Communications Commission, as well as with standards established by Bell Communications Research ("BellCore"). Internationally, our products and services must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of the International Telecommunications Union.

     In addition, telecommunications service providers require that equipment connected to their networks comply with their own standards, which may vary from industry standards. Certain regulations currently require that products which reside on a customer's premises and interconnect the public switched network meet certain standards to prevent harm to the network. Other regulations currently limit the levels of electromagnetic radiation which may emanate from an electronic device located on a customer's premises. The time and expense required to comply with these standards and regulations could adversely affect our revenues.

     Government Regulatory Policies May Increase Pricing Pressures in Our Industry. We expect that government regulatory policies, including the Telecommunications Act of 1996, are likely to continue to have a major impact on the pricing of both existing and new public network services and possibly accelerate the entrance of new competitors and consolidation of the industry. These trends may affect demand for such services and the telecommunications products that support such services. Tariff rates, whether determined autonomously by telecommunications service providers or in response to regulatory directives, may affect the cost effectiveness of deploying public network services. Tariff policies are under continuous review and are subject to change. User uncertainty regarding future policies may also affect demand for telecommunications products and services, including our products and services.

     Our Need to Retain the Services of John D. Phillips and Other Key Officers and Employees. We are highly dependent on the services of several key executive officers and technical employees, particularly John D. Phillips, our Chief Executive Officer. The loss of any of those officers or key employees could have a material adverse effect on our business, financial condition and results of operations. In addition, we will need to hire additional skilled personnel to support the continued growth of our business. The market for skilled personnel, especially those with the technical abilities we require, is currently very competitive, and we must compete with much larger companies with significantly greater resources to attract and retain such personnel.

     Our Significant Reliance on International Sales Could Adversely Affect Our Financial Condition Because of International Regulatory Changes, Political and Economic Instability and Collection Efforts. International sales represented approximately 14.8% of our total sales in the year ended December 31, 1998 and 16.6% of our total sales in the year ended December 31, 1997. We intend to increase our international sales efforts, which may require significant management attention and financial resources. There can be no assurance that we can increase our international sales. International sales are subject to inherent risks, including:

- unexpected changes in regulatory requirements, tariffs or other barriers;

-        difficulties in staffing and managing foreign operations;

-        longer payment cycles;

-        unstable political environments;

-        greater difficulty in accounts receivable collection; and

-        potentially adverse tax consequences.

Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in our results of operations, and fluctuations in exchange rates could affect demand for our products and services and could adversely affect U.S. dollar denominated indebtedness of our foreign operations.

     We May Be Unable to Protect and Maintain the Competitive Advantage of Our Intellectual Property Rights. In the future, we may be required to bring or defend against litigation to enforce any patents issued or assigned to us, to protect trademarks, trade secrets and other intellectual property rights we own, to defend against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Regardless of the ultimate outcome, any litigation could be costly and could divert management's attention, which could have a material adverse effect on our business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

     We rely on contractual rights, trade secrets, trademarks and copyrights to establish and protect our proprietary rights in our products. Although we presently hold several patents for certain of our existing products and have several patent applications pending, not all of our products are covered by patents. The telecommunications equipment industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We have not conducted a formal patent search relating generally to the technology used in our products. In addition, since a patent application in the United States is not publicly disclosed until the patent is issued and foreign patent applications generally are not publicly disclosed for at least a portion of the time that they are pending, applications may have been filed which, if issued as patents, would relate to our products. In addition, software comprises a substantial portion of the technology in our products. The scope of protection accorded to patents covering software-related inventions is evolving and is subject to a degree of uncertainty that may increase our risk and cost if we discover the existence of third party patents related to our software products or if such patents are asserted against us in the future.

     The Price of Our Common Stock Has Been Volatile and Could Continue to Fluctuate Substantially. Our common stock is traded on the Nasdaq National Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

- announcements of new products or technological innovations by us or others;

-        variations in our results of operations;

-        the gain or loss of significant customers;

-        the timing of acquisitions of businesses or technology licenses;

-        legislative or regulatory changes;

-        general trends in the industry;

-        market conditions; and

-        analysts' estimates and other events in our industry.

     In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

     We May Sustain Material Liability as a Result of Stockholder Suits Against Us. Following our announcement in January 1999 regarding earnings expectations for the quarter and year ended December 31, 1998 and the subsequent decline in the price of our common stock, a number of class action complaints were filed against us. A few of these cases were amended and additional complaints were filed after a second decline in our stock price shortly after we announced our earnings in February 1999. Twenty-two such cases were filed by March 7, 1999 and these cases were consolidated into a single proceeding. An additional class action complaint was filed against us on March 18, 1999 and we expect that this case will also be consolidated with the others. We expect that an amended and restated complaint will be filed in the consolidated action on or before May 28, 1999.

     Although the complaints described above differ in some respects, the plaintiffs, generally, have alleged violations of the federal securities laws arising from misstatements of material information in and/or omissions of material information from certain of our securities filings and other public disclosures, principally related to inventory and sales activities during the fourth quarter of 1998. The plaintiffs have requested an unspecified amount of damages in their complaints. Although we do not believe that we have violated any of the requirements or obligations of the federal securities laws, we may sustain material liability as a result of or related to these stockholder suits.

     Our Certificate of Incorporation and Bylaws and Delaware Law May Inhibit a Takeover of World Access. Certain provisions of our restated Certificate of Incorporation, our restated Bylaws and the Delaware General Corporation Law could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control. Currently, those provisions include a classified Board of Directors, a prohibition on written consents in lieu of meetings of the stockholders and the authorization to issue up to 10,000,000 shares of preferred stock and up to 150,000,000 shares of common stock. Our Board of Directors has the power to issue any or all of these additional shares without stockholder approval, subject to the rules of the Nasdaq Stock Market, and the preferred shares can be issued with such rights, preferences and limitations as may be determined by the Board. The rights of the holders of common stock will be subject to, and may be adversely affected by, the commitments or contracts to issue any additional shares of common stock or any shares of preferred stock. Authorized and unissued preferred stock and common stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could delay, discourage, hinder or preclude our unsolicited acquisition, could make it less likely that the stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of, and the voting and other rights of, the holders of outstanding shares of common stock.

     We May Lose Revenue or Incur Additional Costs Because of a Failure to Adequately Address the Year 2000 Issue. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.

     We have undertaken, but have not completed, an assessment of our Year 2000 issues. The assessment is scheduled for completion in mid-1999. Until we have completed our assessment, we cannot be sure that our efforts to address Year 2000 issues are appropriate, adequate or complete.

     As a result, we may suffer various consequences, including:

- We may experience a significant number of operational inconveniences and inefficiencies for us, our customers and our suppliers that may divert our time and attention and financial and human resources from our ordinary business activities;

- We and companies on which we rely may suffer serious system failures that may require significant efforts by us, our customers and our suppliers to prevent or alleviate material business disruptions; and

- We may experience a significant loss of revenues or incur a significant amount of unanticipated expenses.

RISK FACTORS RELATED TO OUR EQUIPMENT GROUP

     Our Equipment Group May Be Unable to Compete with Other Telecommunications Equipment Manufacturers Such as the Regional Bell Operating Companies. Our Equipment Group may face additional competition from the Regional Bell Operating Companies ("RBOCs"), which have historically been prohibited from manufacturing telecommunications equipment by the terms of the Modification of Final Judgment entered into in connection with the divestiture of the RBOCs by AT&T in 1984. The Telecommunications Act of 1996 contains provisions that permit the RBOCs, subject to satisfying certain conditions designed to facilitate local exchange competition, to manufacture telecommunications equipment. In light of these provisions, it is possible that one or more of the RBOCs, some of which are major customers of ours, may decide to manufacture telecommunications equipment or to form alliances with other manufacturers. Any of these developments could result in increased competition for us, which may have a material adverse effect on our business, financial condition and results of operations.

     Our Equipment Group Depends on Certain Customers for Significant Revenues. A small number of customers historically has accounted for a significant percentage of our Equipment Group's total sales. For the three months ended March 31, 1999, one customer accounted for 10.9% of our Equipment Group's total sales and our top 10 customers accounted for 56.9% of total sales. For the year ended December 31, 1998, no customer individually accounted for more than 10.0% of our Equipment Group's total sales and our top 10 customers accounted for 30.1% of our Equipment Group's total sales. Our customers typically are not obligated contractually to purchase any quantity of products or services in any particular period. The loss of, or a material reduction in orders by, one or more key customers could have a material adverse effect on our business, financial condition and results of operations.

     Rapid Technological Development and New Products Introduced By Our Competitors Could Make Our Inventory on Hand Obsolete. Our failure to introduce new products and services and respond to industry changes on a timely and cost effective basis could make inventory on hand obsolete and could have a material adverse affect on our business, financial condition and results of operations. The market for our products and services is generally characterized by rapidly changing technology, evolving industry standards and frequent new product introductions that can render existing products obsolete or unmarketable. Our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion enhancements to our existing products and new products and services that meet changing customer requirements and emerging industry standards.

     The development of new, technologically advanced products and services is a complex and uncertain process requiring high levels of innovation and capital, as well as the accurate anticipation of technological and market trends. The introduction and marketing of new or enhanced products and services require us to manage the transition from existing products in order to minimize disruption in customer purchasing patterns. There can be no assurance that we will successfully manage the transition to new or enhanced products or services. Further, there can be no assurance that products, services or technologies developed by others will not render our products, services or technologies obsolete.

     Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability to respond effectively to technological changes, emerging industry standards or product announcements by competitors, could have a material adverse effect on our business, operating results and financial condition.

     From time to time, we or our competitors may announce new products, services, capabilities or technologies that have the potential to replace or shorten the life cycle of our existing product and service offerings. There can be no assurance that announcements of product enhancements or new product or service offerings will not cause customers to defer purchasing our existing products or cause resellers to return products. Any such deferrals, cancellations or returns could have a material adverse effect on our business, operating results and financial condition.

     Our New Products May Contain Undetected Errors Resulting in the Loss or Delay of Market Acceptance of Our Products. Products as complex as ours may contain undetected errors or failures when first introduced or as new versions are released. Such errors have occurred in our products in the past. There can be no assurance that in our testing and in testing by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in the loss or delay in market acceptance of our products, diversion of development resources, damage to our reputation or increased service or warranty costs, any of which could have a material adverse effect upon our business, financial condition and results of operations.

     Our Reliance on Third Party Suppliers for Certain Products and Key Components Could Cause Us to be Unable to Satisfy Customer Demands or Our Growth Objections. Failure to obtain products and key components on a timely and cost effective basis could have a material adverse effect on our business, financial condition and results of operations. We purchase substantially all of our components and other parts from suppliers on a purchase order basis and do not maintain long-term supply arrangements. We obtain several components, primarily custom hybrid integrated circuits, from a single source. Accordingly, there can be no assurance that we will be able to continue to obtain sufficient quantities of products or key components as required or that such products or key components, if obtained, will be available to us on commercially favorable terms.

RISK FACTORS RELATED TO OUR TELECOMMUNICATIONS GROUP

     On December 14, 1998 we acquired Cherry Communications Incorporated, d/b/a Resurgens Communications Group ("RCG"), and Cherry Communications U.K. Limited in a merger transaction effected pursuant to RCG's plan of reorganization under federal bankruptcy proceedings. RCG is a facilities-based international long distance carrier, offering wholesale switched voice and data services, primarily to US-based long distance carriers. Cherry U.K. offers wholesale switched voice and data services to long distance carriers located in the U.K. RCG and Cherry U.K. now conduct their operations as our Telecommunications Group.

     We May Not Be Able to Fully Use RCG's Tax Benefits. We do not expect that RCG will be required to recognize any cancellation of indebtedness income by reason of the bankruptcy plan because, under Section 108 of the Internal Revenue Code, cancellation of indebtedness income will not be recognized if the cancellation of indebtedness occurs in a case under the Bankruptcy Code. To the extent that RCG avoids recognition of cancellation of indebtedness income because of the bankruptcy case, however, RCG will be required to reduce certain of its tax attributes (such as its net operating loss carryforward and/or the tax basis in its assets) by the amount of the cancellation of indebtedness income avoided. Reduction of these tax attributes could cause a material future tax cost to us.

     RCG reported net operating loss carry-forwards of approximately $200.0 million at December 31, 1998. Section 382 of the Internal Revenue Code substantially limits our annual use of such net operating loss carryforwards. In addition, the merger causes RCG's net operating losses through the effective time of the merger to be subject to the "SRLY" rules of the Internal Revenue Code, which in general will mean that such losses may be used by us only to offset RCG income after the merger.

     Termination of Our Telecommunication Group's Carrier Service Agreement with WorldCom Network Services Could Materially Adversely Affect Our Revenues. Our Telecommunications Group relies upon WorldCom Network Services, Inc., a wholly owned subsidiary of MCI WorldCom, Inc., for a significant portion of its revenues. Our Telecommunications Group has entered into a Carrier Service Agreement with WorldCom Network Services pursuant to which WorldCom Network Services purchases international long distance services on a wholesale basis. WorldCom Network Services is obligated to purchase from our Telecommunications Group at least $25 million a month of such services, provided the services are of acceptable quality and the rates quoted are at least equal to the rates WorldCom Network Services is obtaining from other third party providers. The service agreement is for a one-year term but automatically renews each month, subject to a one year termination notice. WorldCom Network Services prepays the services it purchases under the Service Agreement twice a month. Our Telecommunications Group's revenues attributable to the Service Agreement for the first quarter of 1999 comprised approximately 69.0% of total revenues for such period. WorldCom Network Services may decide not to purchase any services under the Service Agreement. Termination of the Service Agreement, or any reduction in services provided thereunder, could have a material adverse affect on our business, financial condition and results of operations.

     Our Telecommunications Group's Operating Results Have Fluctuated Significantly and May Continue to Fluctuate. Our Telecommunications Group's revenues, costs and expenses have fluctuated significantly in the past and are likely to continue to fluctuate significantly in the future as a result of such factors as:

- call volume fluctuations, particularly in regions with relatively high per-minute rates;

- the addition or loss of major customers, whether through competition, merger, consolidation or otherwise;

- the loss of economically beneficial routing options for the termination of our Telecommunications Group's traffic;

-        financial difficulties of major customers; and

-        pricing pressure resulting from increased competition.

     Technical Difficulties May Adversely Affect Our Telecommunications Group's Ability to Provide Services to its Customers. Technical difficulties with or failures of portions of our Telecommunications Group's network may impact our Telecommunications Group's ability to provide service to our customers by preventing us from delivering call traffic termination initiated by our customers. Additionally, technical difficulties with the network may cause the loss of call detail record information, which is the basis for our Telecommunications Group's ability to process and substantiate customer billings, thus adversely affecting our ability to bill and collect from customers. Components of our Telecommunications Group's network have failed in the past, thus preventing it from delivering call traffic termination initiated by some customers, and similar network failures may occur in the future. These failures have had a material adverse effect on our Telecommunications Group's operating results. Commencing in October 1997, our Telecommunications Group began to implement a new Network Operations Center and greater systems redundancy and to install an internal billing system in an effort to minimize the effects of a network failure. However, future failures may still occur and have a material adverse effect on our results of operations.

     Our Telecommunications Group's Cost of Services and Operating Expenses May Fluctuate Significantly. Our Telecommunications Group's cost of services and operating expenses in any given period can vary due to factors such as:

- fluctuations in rates charged by carriers to terminate our Telecommunications Group's traffic;

-        increases in bad debt expense and reserves;

- the timing of capital expenditures and other costs associated with acquiring or obtaining other rights to switching and other transmission facilities;

-        changes in our Telecommunications Group's sales incentive plans; and

- costs associated with changes in staffing levels of sales, marketing, technical support and administrative personnel.

Additionally, our Telecommunications Group's operating results can vary due to factors such as:

- changes in routing due to variations in the quality of vendor transmission capability;

-        loss of favorable routing options;

-        actions by domestic or foreign regulatory entities;

- the level, timing and pace of our Telecommunications Group's expansion in international and commercial markets; and

-        general domestic and international economic and political conditions.

     Limited Long-Term Purchase and Resale Agreements and Pricing Pressures for Transmission Capacity Could Adversely Affect Our Gross Margins. A substantial portion of transmission capacity used by our Telecommunications Group is obtained on a variable, per minute and short-term basis, subjecting our Telecommunications Group to the possibility of unanticipated price increases and service cancellations. Since our Telecommunications Group does not generally have long-term arrangements for the purchase or resale of international long distance services, and since rates fluctuate significantly over short periods of time, our Telecommunications Group's gross margins are subject to significant fluctuations over short periods of time. Our Telecommunications Group's gross margins also may be negatively impacted in the longer term by competitive pricing pressures.

     Our Telecommunications Group May Not be Able to Continue to Obtain Sufficient Transmission Facilities on a Cost-Effective Basis. The failure of our Telecommunications Group to obtain telecommunications facilities that are sufficient to support its network traffic in a manner that ensures the reliability and quality of its telecommunications services may have a material adverse effect on our business, financial condition or results of operations. Our Telecommunications Group's business depends in part on its ability to obtain transmission facilities on a cost-effective basis. Because undersea fiber optic cables typically take several years to plan and construct, carriers generally make investments well in advance, based on a forecast of anticipated traffic. Therefore, our Telecommunications Group's operations are subject to the risk that it will not adequately anticipate the amount of traffic over its network, and may not procure sufficient cable capacity or network equipment in order to ensure the cost-effective transmission of customer traffic. Although we participate in the planning of undersea fiber optic transmission facilities, we do not control the construction of such facilities and must seek access to such facilities through partial ownership positions. If ownership positions are not available, we must seek access to such facilities through lease arrangements on negotiated terms that may vary with industry and market conditions. Our Telecommunications Group may not be able to continue to obtain sufficient transmission facilities or access to undersea fiber optic cable on economically viable terms.

     Our Telecommunications Group's International Telecommunications Business is Subject to U.S. and Foreign Government Regulation and Various Political and Economic Risks Which Could Inhibit the Growth of Our International Operations. Our Telecommunications Group generates substantially all of its revenues by providing international telecommunications services to its customers on a wholesale basis. The international nature of our Telecommunications Group's operations involves risks such as:

- changes in U.S. and foreign government regulations and telecommunications standards;

-        dependence on foreign partners;

- fluctuations in foreign currency values, tariffs, taxes and other trade barriers;

-        the potential for nationalization and economic downturns; and

-        political instability in foreign countries.

In addition, a reversal in the current trend toward deregulation of international telecommunications carriers could adversely affect our Telecommunications Group's business. Our Telecommunications Group will be increasingly subject to these risks to the extent that we proceed with the planned expansion of its international operations.

     Our Telecommunications Group is Dependent on Foreign Partners. Our Telecommunications Group increasingly relies on foreign partners to terminate traffic in foreign countries and to assist in installing transmission facilities and network switches, complying with local regulations, obtaining required licenses and assisting with customer and vendor relationships. We may have limited recourse if our foreign partners do not perform under their contractual arrangements with our Telecommunications Group. Our Telecommunications Group's arrangements with foreign partners may expose us to significant legal, regulatory or economic risks.

     Foreign Governments May Attempt to Prevent Our Telecommunications Group from Conducting its Business. Governments of many countries exercise substantial influence over various aspects of the telecommunications market. In some cases, the government owns or controls companies that are or may become competitors of our Telecommunications Group or companies, such as national telephone companies, upon which our Telecommunications Group and its foreign partners may depend for required interconnections to local telephone networks and other services. Accordingly, government actions in the future could have a material adverse effect on our Telecommunications Group's operations. In highly regulated countries in which our Telecommunications Group is not dealing directly with the dominant local exchange carrier, the dominant carrier may have the ability to terminate service to our Telecommunications Group or its foreign partner and, if this occurs, we may have limited or no recourse. In countries where competition is not yet fully established and our Telecommunications Group is dealing with an alternative operator, foreign laws may prohibit or impede new operators from offering services in these markets.

     Our Telecommunications Group's Violations of Government Regulations Could Subject Us to Monetary Penalties or Termination of Noncompliant Agreements. Various U.S. and foreign laws, regulations, agency actions and court decisions affect our Telecommunications Group's business. The FCC regulates our Telecommunications Group's U.S. international telecommunications service offerings. The FCC could determine, by its own actions or in response to a third party's filing, that certain of our Telecommunications Group's services, termination arrangements, agreements with foreign carriers, transit or refile arrangements or reports do not or did not comply with FCC policies and rules. If this occurred, the FCC could order us to terminate noncompliant arrangements, fine us or revoke our authorizations. Any of these actions could have a material adverse effect on our business, operating results and financial condition.

      The FCC requires international carriers to obtain authorizations under
Section 214 of the Communications Act of 1934, as amended, prior to acquiring international facilities by purchase or lease, or providing international service to the public. Prior FCC approval is also required to transfer control of a certificated carrier. We must file reports and contracts with the FCC and must pay regulatory fees, which are subject to change.

     Certain of Our Telecommunications Group's Arrangements With Foreign Operators May Be Inconsistent With FCC Policies. The FCC's international private line resale policy limits the conditions under which a carrier may connect international private lines to the public switched telephone network at one or both ends to provide switched services, commonly known as International Simple Resale. Certain of our Telecommunications Group's termination arrangements with foreign operators may be inconsistent with the FCC's international private line resale policy and our Telecommunications Group's existing International Simple Resale authorization. A carrier generally may only offer International Simple Resale services to a foreign country if the FCC has found (a) the country is a member of the World Trade Organization and at least 50% of the U.S. billed and settled traffic to that country is settled at or below the FCC's benchmark settlement rate or (b) the country is not a WTO member, but it offers U.S. carriers equivalent opportunities to engage in International Simple Resale and at least 50% of the U.S. billed and settled traffic is settled at or below the applicable benchmark. Our Telecommunications Group's FCC authority currently permits it to provide International Simple Resale service to Canada, the United Kingdom, Sweden, Luxembourg, Denmark, Belgium, Netherlands, France, Germany, Switzerland, Austria, Norway, Japan, Australia and New Zealand. The FCC is currently reviewing U.S. carrier applications to provide International Simple Resale to additional countries. Upon grant of any such International Simple Resale application to a given country, the FCC's rules also would permit our Telecommunications Group to provide International Simple Resale service to that country.

     The FCC's International Settlement Policy limits the arrangements which U.S. international carriers may enter into with foreign carriers for exchanging public switched telecommunications traffic, which the FCC terms International Message Telephone Service. This policy does not apply to International Simple Resale services. The International Settlement Policy requires that U.S. carriers receive an equal share of the accounting rate and receive inbound traffic in proportion to the volume of U.S. outbound traffic which they generate. The International Settlement Policy and other FCC policies also prohibit a U.S. carrier and a foreign carrier which possesses sufficient market power on the foreign end of the route to affect competition adversely in the U.S. market from entering into exclusive arrangement involving services, facilities or functions on the foreign end of a U.S. international route which are necessary for providing basic telecommunications and which are not offered to similarly situated U.S. carriers. It is possible that the FCC could find that certain of our Telecommunications Group's arrangements with foreign operators are inconsistent with the International Settlement Policy.

     Our Telecommunications Group uses both transit and refile arrangements to terminate its international traffic. The FCC routinely approves transit arrangements by U.S. international carriers. The FCC's rules also permit carriers in many cases to use International Simple Resale facilities to route traffic via a third country for refile through the public switched telephone network. The extent to which U.S. carriers may enter into refile arrangements consistent with the International Settlement Policy is currently under review by the FCC. Certain of our Telecommunications Group's transit or refile arrangements may violate the International Settlement Policy or other FCC policies.

     Recent and Potential FCC Actions May Adversely Affect Our Telecommunications Group By Increasing Competition, Disrupting Transmission Arrangements and Increasing Costs. Regulatory action that may be taken in the future by the FCC may intensify the competition which our Telecommunications Group faces, impose additional operating costs upon our Telecommunications Group, disrupt certain of our Telecommunications Group's transmission arrangements or otherwise require our Telecommunications Group to modify its operations. Recent FCC rulemaking orders and other actions have lowered the entry barriers for new facilities-based and resale international carriers by streamlining the processing of new applications and granting non-dominant carriers greater flexibility in establishing non-standard settlement arrangements with non-dominant foreign carriers, including the non-dominant U.S. affiliates of such carriers. In addition, the FCC's rules implementing the WTO Basic Telecommunications Agreement presume that competition will be advanced by the U.S. entry of facilities-based and resale carriers from WTO member countries, thus further increasing the number of potential competitors in the U.S. market and the number of carriers which may also offer end-to-end services.

     The FCC also recently has sought to reduce the foreign termination costs of U.S. international carriers by prescribing maximum or benchmark settlement rates which foreign carriers may charge U.S. carriers for terminating switched telecommunications traffic. If the FCC's benchmarks order survives judicial review, the FCC's action may reduce our Telecommunications Group's settlement costs, although the costs of other U.S. international carriers also may be reduced in a similar fashion. The FCC has not stated how it will enforce the new settlement benchmarks if U.S. carriers are unsuccessful in negotiating settlement rates at or below the prescribed benchmarks. Any future FCC intervention could disrupt our Telecommunications Group's transmission arrangements to certain countries or require our Telecommunications Group to modify its existing arrangements. Other U.S. international carriers might be similarly affected.

     The 1996 amendment to The Telecommunications Act of 1996 permits the FCC to forbear enforcement of the tariff provisions in such act, which apply to all interstate and international carriers, and the U.S. Court of Appeals is currently reviewing an FCC order directing all domestic interstate carriers to de-tariff their offerings. Subject to the Court's decision, the FCC may forbear its current tariff rules for U.S. international carriers, such as our Telecommunications Group, or order such carriers to de-tariff their services. In that event, our Telecommunications Group would have greater flexibility in pricing its service offerings and to compete, although any such FCC action likely would grant other non-dominant international carriers equivalent freedom. The FCC routinely reviews the contribution rate for various levels of regulatory fees, including the rate for fees levied to support universal service, which fees may be increased in the future for various reasons, including the need to support the universal service programs mandated by The Telecommunications Act of 1996, the total costs for which are still under review by the FCC. We cannot predict the net effect of these or other possible future FCC actions on our business, operating results and financial condition, although the net effect could be material.

     Foreign Governments May Not Provide Our Telecommunications Group With Practical Opportunities to Compete in their Telecommunications Markets. Our Telecommunications Group is subject to regulation in foreign countries, such as the U.K., in connection with certain of its business activities. For example, laws or regulations in either the transited or terminating foreign jurisdiction may affect our Telecommunications Group's use of transit, International Simple Resale or other routing arrangements may be affected by foreign countries, either independently or jointly as members of the ITU, or other supra-national organizations such as the European Union or the WTO, may have adopted or may adopt laws or regulatory requirements regarding such services for which compliance would be difficult or expensive, that could force our Telecommunications Group to choose less cost-effective routing alternatives and that could adversely affect our business, operating results and financial condition.

     To the extent that we seek to provide telecommunications services in other non-U.S. markets, our Telecommunications Group is subject to the developing laws and regulations governing the competitive provision of telecommunications services in those markets. We currently plan to expand our Telecommunications Group's operations as these markets implement scheduled liberalization to permit competition in the full range of telecommunications services in the next several years. The nature, extent and timing of the opportunity for our Telecommunications Group to compete in these markets will be determined, in part, by the actions taken by the governments in these countries to implement competition and the response of incumbent carriers to these efforts. The regulatory regimes in these countries may not provide our Telecommunications Group with practical opportunities to compete in the near future, or at all, and we may not be able to take advantage of any such liberalization in a timely manner.

     Regulation of Customers May Materially Adversely Affect Our Revenues By Decreasing the Volume of Traffic Our Telecommunications Group Receives From Major Customers. Our Telecommunications Group's customers are also subject to actions taken by domestic or foreign regulatory authorities that may affect the ability of customers to deliver traffic to our Telecommunications Group. Regulatory sanctions have been imposed on certain of our Telecommunications Group's customers in the past. While such sanctions have not adversely impacted the volume of traffic received by our Telecommunications Group from such customers to date, future regulatory actions could materially adversely affect the volume of traffic received from a major customer, which could have a material adverse effect on our business, financial condition and results of operations.

     Our Telecommunications Group May Lose Revenue or Incur Additional Costs Because of Network Failure. Any system or network failure that causes interruptions in our Telecommunications Group's operations could have a material adverse effect on our business, financial condition or results of operations. Our Telecommunications Group's operations depend on our ability to successfully expand its network and integrate new and emerging technologies and equipment into its network, which are likely to increase the risk of system failure and to cause strain upon the network. Our Telecommunications Group's operations also depend on our protection of its hardware and other equipment from damage from natural disasters such as fires, floods, hurricanes and earthquakes, other catastrophic events such as civil unrest, terrorism and war and other sources of power loss and telecommunications failures. Although we have taken a number of steps to prevent its network from being affected by natural disasters, fire and the like, such as building redundant systems for power supply to the switching equipment, such systems may not be able to prevent our Telecommunications Group's switches from becoming disabled in the event of an earthquake, power outage or otherwise. The failure of our Telecommunications Group's network, or a significant decrease in telephone traffic resulting from effects of a natural or man-made disaster, could have a material adverse effect on our Telecommunications Group's relationship with its customers and our business, operating results and financial condition.

     Our Telecommunications Group May Not Be Able to Continue to Compete Successfully with Other Long Distance Carriers. The international telecommunications industry is intensely competitive and subject to rapid change. Our Telecommunications Group's competitors in the international wholesale switched long distance market include large, facilities-based multinational corporations and smaller facilities-based providers in the U.S. and overseas that have emerged as a result of deregulation, switch-based resellers of international long distance services and international joint ventures and alliances among such companies. Our Telecommunications Group also competes abroad with a number of dominant telecommunications operators that previously held various monopolies established by law over the telecommunications traffic in their countries. International wholesale switched service providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. Additionally, the telecommunications industry is in a period of rapid technological evolution, marked by the introduction of competitive product and service offerings, such as the utilization of the Internet for international voice and data communications. We are unable to predict which technological developments will challenge its competitive position or the amount of expenditures that will be required to respond to a rapidly changing technological environment. Further, the number of our Telecommunications Group's competitors is likely to increase as a result of the competitive opportunities created by a new Basic Telecommunications Agreement concluded by members of the WTO in April 1997. Under the terms of the WTO agreement, starting February 5, 1998, the United States and over 65 countries have committed to open their telecommunications markets to competition, increase foreign ownership and adopt measures to protect against anti-competitive behavior. As a result, we believe that competition will continue to increase, placing downward pressure on prices. Such pressure could adversely effect our Telecommunications Group's gross margins if our Telecommunications Group is not able to reduce its costs commensurate with such price reductions.

     We May Face Liability Under the Foreign Corrupt Practices Act. The international operations of our Telecommunications Group are subject to the FCPA, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. We may face liability under the FCPA as a result of past or future actions taken without the knowledge of our Telecommunications Group by agents, strategic partners and other intermediaries. Such liability could have a material adverse effect on our business, operating results and financial conditions.

     Our Telecommunications Group May Lose Some Existing and Potential Customers Because of Competition and Consolidation. A majority of the U.S.-based international telecommunications services revenue is currently generated by AT&T and Sprint Corporation. Our Telecommunications Group also competes with WorldCom, Pacific Gateway Exchange, Inc. and other foreign and U.S.-based long distance providers, including the RBOCs, which presently have FCC authority to resell and terminate international telecommunication services. Many of these competitors have considerably greater financial and other resources and more extensive domestic and international communications networks than our Telecommunications Group. Our business would be materially adversely affected to the extent that a significant number of such customers limit or cease doing business with our Telecommunications Group for competitive or other reasons. Consolidation in the telecommunications industry could not only create even larger competitors with greater financial and other resources, but could also adversely affect us by reducing the number of potential customers for our Telecommunications Group's services.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. Rather, all proceeds will be payable solely to the selling stockholders, less any compensation payable by the selling stockholders to broker dealers in the form of commissions or otherwise.


                              SELLING STOCKHOLDERS


         World Access issued the shares offered by this prospectus in private placement transactions with the holders named below in transactions exempt from the registration requirements of the Securities Act. The selling stockholders may from time to time offer and sell any or all of these shares pursuant to this prospectus. For purposes of this prospectus, the term "selling stockholder" includes the holders named below, the beneficial owners of these shares and their transferees, pledgees, donees or other such successors.

         The following table sets forth information with respect to the selling stockholders and the shares beneficially owned by them as of May 19, 1999, that they may offer pursuant to this prospectus. We have obtained this information from the selling stockholders.

                            Shares of Common Stock      Shares of            Shares of Common              Percentage of Common
                                  Beneficially         Common Stock       Stock Beneficially Owned        Stock Beneficially Owned
Selling Stockholders      Owned Prior to Offering(1)  Offered Hereby    Upon Completion of Offering     Upon Completion of Offering
--------------------      --------------------------  --------------    ---------------------------     ---------------------------
James E. Bennett (2)                97,389                35,797                    61,592                             *
Paul G. Blaser (3)                  17,941                 3,333                    14,608                             *
Thomas R. Canham (4)               221,822                96,000                   125,822                             *
Drew H. Davis (5)                    6,586                 1,671                     4,915                             *
Eagle Telephonics, Inc.            114,946               114,946                         0                             *
Largo Holdings Ltd. (6)            161,131                35,797                   125,334                             *
Moore Family Holdings Ltd. (7)      14,467                 6,226                     8,241                             *
Lewis L. Roberts, Jr. (8)            7,525                 1,645                     5,880                             *
Brian A. Schuchman (9)             221,822                96,000                   125,822                             *
Robert E. Schwartz (10)              6,751                 1,645                     5,106                             *
                                 ---------              --------                 ---------

     Totals                        870,380               393,060                   477,320

---------------------
*      Less than one percent.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, World Access believes that all persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them.
(2) Includes 31,592 shares which were placed in escrow in connection with World Access' acquisition of Galaxy Engineering Services, Inc. in August 1997 (the "Galaxy Escrowed Shares"). These shares will be released to Mr. Bennett, a former principal of Galaxy, upon Galaxy's realization of certain levels of profitability during 1999 and 2000.
(3) Includes (a) 2,942 Galaxy Escrowed Shares and (b) 5,666 shares pledged to World Access to secure a promissory note due March 31, 2000 (the "Galaxy Pledged Shares"). Mr. Blaser is the Vice President of U.S. Operations for Galaxy.
(4) Includes 85,000 shares which were placed in escrow in connection with World Access' acquisition of Desert Installation Systems, Inc. in February 1999 (the "DIS Escrowed Shares"). These shares will be released to Mr. Canham if World Access realizes certain levels of profitability from the operations of DIS during 1999 and 2000. Mr. Canham is an Executive Vice President of Cellular Infrastructure Supply, Inc. ("CIS"), a wholly-owned subsidiary of World Access.
(5) Includes (a) 1,474 Galaxy Escrowed Shares and (b) 2,857 Galaxy Pledged Shares. Mr. Davis is the Director of Engineering for Galaxy.
(6) Includes 31,594 Galaxy Escrowed Shares. Joseph W. Forbes, Jr., President of Galaxy, is the general partner of Largo Holdings Ltd.
(7) Includes 5,494 Galaxy escrowed Shares. Roy J. Moore, a former principal of Galaxy, is the general partner of Moore Family Holdings Ltd.
(8) Includes (a) 1,452 Galaxy Escrowed Shares and (b) 2,928 Galaxy Pledged Shares. Mr. Roberts is the Director of Advanced Technology for Galaxy.
(9)      Includes 85,000 DIS Escrowed Shares. Mr. Schuchman is the President of
         CIS.
(10) Includes (a) 1,452 Galaxy Escrowed Shares and (b) 2,928 Galaxy Pledged shares. Mr. Schwartz is the former Controller of Galaxy.

         Except as noted above, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with World Access or any of our predecessors or affiliates. The selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their shares, in transactions exempt from the registration requirements of the Securities Act, since the date on which they provided the information regarding their shares. If required, we may identify and provide additional selling stockholders and information with respect to them in one or more prospectus supplements.


                              PLAN OF DISTRIBUTION


         The selling stockholders may offer all or part of the shares included in this prospectus from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, through the writing of options on the shares offered by this prospectus, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The methods by which the selling stockholders may resell their shares include, but are not limited to, the following:

         - a cross or block trade in which the broker or dealer engaged by a Selling Stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal and resale by such broker or dealer for its account;

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -        privately negotiated transactions;

         - short sales or borrowing, returns and reborrowings of the shares pursuant to stock loan agreements to settle short sales;

         - delivery in connection with the issuance of securities by issuers, other than us, that are exchangeable for (whether on an optional or mandatory basis), or payable in, such shares (whether such securities are listed on a national securities exchange or otherwise) or pursuant to which such shares may be distributed; and

         -        a combination of any such methods of sale or distribution.

         In effecting sales, brokers or dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from a selling stockholder or from the purchasers in amounts to be negotiated immediately prior to the sale. A selling stockholder may also sell the shares in accordance with Rule 144 or Rule 144A under the Securities Act or pursuant to other exemptions from registration under the Securities Act.

         If the shares offered by this prospectus are sold in an underwritten offering, the underwriters may acquire them for their own account and may further resell these shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a prospectus supplement relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the shares specified in such prospectus supplement if any such shares are purchased. Brokers who borrow the shares to settle short sales of shares of our common stock and who wish to offer and sell such shares under circumstances requiring use of the prospectus or making use of the prospectus desirable may use this prospectus.

         From time to time the selling stockholders may engage in short sales, short sales against the box, puts, calls and other transactions in our securities, or derivatives thereof, and may sell and deliver the shares offered by this prospectus in connection therewith.

         We will not receive any of the proceeds from the sales of the shares by the selling stockholders pursuant to this prospectus. We will, however, bear certain expenses in connection with the registration of the shares being offered by the selling stockholders, including all costs incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

         The Common Stock is listed for trading on the Nasdaq National Market, and the shares offered by this prospectus have been approved for quotation on Nasdaq.

         In order to comply with the securities laws of certain states, the selling stockholders may only sell the shares through registered or licensed brokers or dealers. In addition, in certain states, the selling stockholders may only sell the shares if they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements of such state is available and is complied with.

         A selling stockholder, and any broker dealer who acts in connection with the sale of shares hereunder, may be deemed an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders, any underwriters and certain other participants in an underwriting or distribution of the shares and their directors, officers, employees and agents against certain liabilities including liabilities arising under the Securities Act. Because the selling stockholders may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         We will use our best efforts to keep the registration statement of which this prospectus is a part effective for a period of one year from its initial effective date. We are permitted to suspend the use of this prospectus in connection with the sales of shares by selling stockholders upon the happening of certain events. These include the existence of any fact that makes any statement of material fact made in this prospectus untrue or that requires the making of additions to or changes in this prospectus in order to make the statements herein not misleading. The suspension will continue until such time as we advise the selling stockholders that use of the prospectus may be resumed, in which case the period of time during which we are required to maintain the effectiveness of the registration statement shall be extended. World Access will bear the expense of preparing and filing the registration statement and all post-effective amendments.


                                  LEGAL MATTERS

         Long Aldridge & Norman LLP, Atlanta, Georgia, has passed upon certain legal matters regarding the shares offered by this prospectus.

                                     EXPERTS

         The consolidated financial statements of World Access, Inc. and subsidiaries appearing in World Access, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         PricewaterhouseCoopers LLP, independent accountants, audited our consolidated financial statements for the years ended December 31, 1997 and 1996, which are included in our Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated by reference in this prospectus. Such audited consolidated financial statements have been incorporated herein in reliance on the report dated March 5, 1998, except for the discontinued operations reclassifications in the Consolidated Statements of Operations and Note D, which are as of April 9, 1999, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         Federal securities laws require us to file information with the Securities and Exchange Commission concerning our business and operations. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

                           New York Regional Office
                           Seven World Trade Center
                           Suite 1300
                           New York, New York 10048

                           Chicago Regional Office
                           Northwest Atrium Center
                           500 West Madison Street
                           Suite 1400
                           Chicago, Illinois 60661

         You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the Commission. You can also inspect information about us at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

         This prospectus is part of a registration statement that we filed with the Commission and omits certain information contained in the registration statement as permitted by the Commission. Additional information about the Company and our common stock is contained in the registration statement on Form S-3 of which this Prospectus forms a part, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Commission at the street address or Internet site listed above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below, and future filings made with the Commission will automatically update and supersede this information. We incorporate by reference documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all their shares offered by this prospectus.

         We have filed the following documents with the Commission:

         - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File Number 0-29782);

         - Our Annual Report on Form 10-K for the year ended December 31, 1998 (File Number 0-29782); and

         - Our description of the common stock included in the Registration Statement on Form S-4 (No. 333-65389), as filed with the Commission on November 10, 1998.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  945 E. Paces Ferry Road
                  Suite 2240
                  Atlanta, Georgia 30326
                  Attention:  Mr. Mark A. Gergel
                              Chief Financial Officer
                  Telephone:  (404) 231-2025

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders can not offer any of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of the respective document.

         We have not authorized anyone, including brokers and dealers, to give any information or make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

         This prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         SEC Registration Fee................................................................    $ 1,253
         Nasdaq Additional Listing Fee.......................................................      7,861
         Legal Fees and Expenses.............................................................     25,000
         Printing and Mailing Expenses.......................................................      3,000
         Miscellaneous Expenses..............................................................      2,886

         Total...............................................................................    $40,000
                                                                                                  ======

         The foregoing items, except for the SEC Registration Fee and the Nasdaq Additional Listing Fee, are estimated. We will pay all of the above expenses. The selling stockholders will pay their own expenses, including expenses of their own counsel, broker or dealer fees, discounts and expenses, and all transfer and other taxes on the sale of the shares of common stock offered by this prospectus.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

         Section 145 of the DGCL provides that in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Section 145 of the DGCL provides that in the case of an action by or in the right of a corporation to procure a judgment in its favor, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the preceding paragraph, except that no indemnification may be made in respect of any action or claim as to which such person shall have been adjudged to be liable to the corporation unless a court determines that such person is fairly and reasonably entitled to indemnification.

         Articles X and XI of the World Access, Inc. Restated Certificate of Incorporation provide for indemnification of directors, officers and employees to the fullest extent permissible under the DGCL.

         Officers and directors of World Access are presently covered by insurance which (with certain exceptions and with certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act" including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The cost of such insurance is borne by World Access as permitted by the DGCL.

         World Access has entered into separate indemnification agreements with its directors and non-director officers at the level of Vice President and above. These indemnification agreements provide as follows:

         - there is a rebuttable presumption that the director or officer has met the applicable standard of conduct required for indemnification;

         - World Access will advance litigation expenses to a director or officer at his request provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses;

         - World Access will indemnify a director of officer for amounts paid in settlement of a derivative suit;

         - in the event of a determination by the disinterested members of the board of directors or independent counsel that a director or officer did not meet the standard of conduct required for indemnification, the director or officer may contest this determination by petitioning a court or commencing any arbitration proceeding conducted by a single arbitrator pursuant to the rules of the American Arbitration Association to make an independent determination of whether such director or officer is entitled to indemnification under his indemnification agreement; and

         - World Access will reimburse a director or officer for expenses incurred enforcing his rights under his indemnification agreement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (A) EXHIBITS. The following exhibits are filed as part of this registration statement.

Exhibit No.       Description of Exhibit
-----------       ----------------------
5                 Opinion of Long Aldridge & Norman LLP.

23.1              Consent of Long Aldridge & Norman LLP (included in Exhibit 5).

23.2              Consent of Ernst & Young LLP.

23.3              Consent of PricewaterhouseCoopers LLP.

24 Power of Attorney (included in the signature pages to this Registration Statement).

(B) FINANCIAL STATEMENT SCHEDULE. The financial statement schedule that is required by Regulation S-X is incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 1998.

ITEM 17.  UNDERTAKINGS.

         The undersigned registrants hereby undertake:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, state of Georgia, on May 21, 1999.

                                      WORLD ACCESS, INC.
                                      (formerly known as "WAXS INC.")

                                      By: /s/ JOHN D. PHILLIPS
                                         --------------------------------------
                                         John D. Phillips
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John D. Phillips and Mark A. Gergel, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement of World Access, Inc. has been signed by the following persons in the capacities indicated as of May 21, 1999.



          SIGNATURE                                  TITLE
          ---------                                  -----

/s/ JOHN D. PHILLIPS
-------------------------------           Director, President and Chief
   John D. Phillips                       Executive Officer (Principal
                                          Executive Officer)



-------------------------------           Chairman of the Board
   Steven A. Odom







                       [Signatures Continued on Next Page]

    /s/ Mark A Gergel
------------------------------      Director, Executive Vice President
        Mark A. Gergel              and Chief Financial Officer (Principal
                                    Financial Officer)
    /s/ Martin D. Kidder
------------------------------      Vice President and Corporate
        Martin D. Kidder            Controller (Principal Accounting
                                    Officer)


    /s/ Stephen J. Clearman
------------------------------      Director
        Stephen J. Clearman



    /s/ John P. Imlay, Jr.
------------------------------      Director
        John P. Imlay, Jr.


------------------------------      Director
        Carl E. Sanders


-----------------------------       Director
        Lawrence C. Tucker

                                  EXHIBIT INDEX

Exhibit Number                 Description of Exhibit
--------------                 ----------------------
5                       Opinion and Consent of Long Aldridge & Norman LLP

23.1                    Consent of Long Aldridge & Norman LLP (included in
                        Exhibit 5).

23.2                    Consent of Ernst & Young LLP.

23.3                    Consent of PricewaterhouseCoopers LLP.

24                      Power of Attorney (included in the Signature Pages hereto).